SOUTHERN MISSOURI BANCORP, INC.
2991 Oak Grove Road
Poplar Bluff, Missouri 63901

December 5, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Southern Missouri Bancorp, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-4 (File No. 333-221641)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Friday, December 8, 2017, at 10:00 a.m., Eastern Time, or as soon thereafter as is practicable.

Sincerely,

SOUTHERN MISSOURI BANCORP, INC.

By:	/s/ Matthew T. Funke
Name:	Matthew T. Funke
Title:	Executive Vice President and Chief Financial Officer